EXHIBIT 11.1

EARNINGS PER SHARE COMPUTATION

The factors used in the earnings per share computation follow.

(dollars in thousands except share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2005	2004	2005	2004
Basic
Net income	$2,003	$1,051	$720	$473

Weighted average common shares outstanding	3,238,674	2,749,511	3,238,674	3,108,358

Basic earnings per common share	$.62	$.38	$.22	$.15

Diluted
Net income	$2,003	$1,051	$720	$473

Weighted average common shares outstanding for basic earnings per common share	3,238,674	2,749,511	3,238,674	3,108,358
Add: Dilutive effects of assumed exercises of stock options	247,045	141,683	258,527	141,235
Average shares and dilutive potential common shares	3,485,719	2,891,194	3,497,201	3,249,593

Diluted earnings per common share	$.57	$.36	$.21	$.15

No options were antidilutive